Algonquin Power & Utilities Corp. Announces 2018 Third Quarter and Year-to-Date Financial Results

OAKVILLE, Ontario – November 8, 2018 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC”) today announced financial results for the third quarter ended September 30, 2018.
“Our third quarter results demonstrate the continuing benefits of our diversified portfolio of regulated utility operations augmented with long term contracted electric generating facilities,” commented Ian Robertson, Chief Executive Officer of APUC.  “We continued to make progress on our five year growth plan including significant organic investment within our utilities group as well as on the final stage of the regulatory approval process for our Midwest electric service rate base investment in wind generation as part of our Customer Savings Plan.”
Financial Highlights
Summary results are as follows:

•	Revenues of U.S.$366.5 million, a year-over-year increase of 4%

•	Earnings per share of U.S.$0.12, unchanged with the third quarter in 2017

•	Adjusted EBITDA[1] of U.S.$164.2 million, a year-over-year increase of 4%

•	Net earnings attributable to shareholders of U.S.$57.9 million, a year-over-year increase of 21%

•	Adjusted net earnings[1] of U.S.$49.7 million, a year-over-year decrease of 4%

•	Adjusted net earnings per share[1] of U.S.$0.10, a year-over-year decrease of 23%

•	Adjusted Funds from Operations[1] of U.S.$127.7 million, a year-over-year increase of 22%

In millions of USD or on a per share basis unless otherwise noted (unaudited)
	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2018	2017	Change	2018	2017	Change
Revenue	$366.5	$353.7	4%	$1,227.5	$1,112.5	10%
Net earnings attributable to shareholders	$57.9	$47.7	21%	$141.0	$102.3	38%
Per share	$0.12	$0.12	-	$0.30	$0.26	15%
Cash provided by operating activities	$131.5	$98.4	34%	$361.7	$210.6	72%
Adjusted Net Earnings[1]	$49.7	$52.0	(4)%	$241.6	$158.0	53%
Per share	$0.10	$0.13	(23)%	$0.52	$0.41	27%
Adjusted EBITDA[1]	$164.2	$157.7	4%	$603.7	$497.1	21%
Adjusted Funds from Operations[1]	$127.7	$104.3	22%	$421.6	$351.1	20%
Dividends Per Share	$0.1282	$0.1165	10%	0.3729	0.3495	7%

1.	Please refer to Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures at the end of this document for further details.

Third Quarter Highlights
Progress Made on “Greening the Fleet” - On July 12, 2018, Empire received an order from the Missouri Public Service Commission (“MPSC”) supporting various requests related to its proposed Customer Savings Plan, which calls for the development of up to 600 MW of sustainable, cost-effective wind power to serve the needs of electricity customers within the Liberty Utilities Group's Midwest electric service territory. The order allows the Liberty Utilities Group to continue to pursue the development of up to 600 MW of wind and recognizes that “millions of dollars of customer savings could be of considerable benefit to Empire’s customers and the entire state”. On October 18, 2018, Empire filed with the MPSC a request for approval of the Certificate of Convenience and Necessity (“CCN”) for 300 MW of the 600 MW contemplated as part of the initiative. A proposed procedural schedule has been filed requesting an MPSC Order be issued no later than April 30, 2019. Empire is anticipated to file a CCN for the remaining 300 MW during the fourth quarter of 2018.
APUC Enters into U.S. Public Debt Markets with Issuance of Fixed-to-Floating Subordinated Notes - Subsequent to quarter-end, on October 17, 2018, APUC issued U.S.$287.5 million of 60 (non-call 5) year fixed-to-floating 6.875% subordinated notes. The notes are rated by Standard & Poor’s Ratings Services and Fitch Ratings Inc. (“Fitch”) and receive 50% equity treatment from both rating agencies. The offering represents APUC's inaugural entry into the U.S. public debt markets. APUC's application to list the subordinated notes on the New York Stock Exchange has been approved and they are now trading under the ticker symbol “AQNA”.
Fitch Assigns First-Time Ratings to Algonquin Power & Utilities Corp. and Subsidiaries - On July 20, 2018, Fitch assigned a BBB (flat) Long-Term Issuer Default Rating (“IDR”) and an F2 Short- Term IDR to APUC and Liberty Utilities Co., the parent company for the Liberty Utilities Group. Fitch assigned a BBB (flat) Long-Term IDR and an F3 Short-Term IDR to Algonquin Power Co, the parent company for the Liberty Power Group. The rating outlook for each entity is stable. Fitch also assigned a BBB (high) rating to the senior unsecured debt issued by Liberty Utilities Finance GP1, a special purpose financing entity of Liberty Utilities Co.
2018 Analyst & Investor Day in Toronto and New York – December 4 & 5
APUC will be hosting its 2018 Analyst & Investor Day events in Toronto and New York, on December 4 and 5, respectively. For more information, please contact investorrelations@apucorp.com.
AQN to Host Conference Call
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 9, 2018, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date:	Friday, November 9, 2018
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US	1-800-319-4610
	Toronto local	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20181109.html Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until November 23)	Toll Free Canada/US	1-855-669-9658
	Vancouver local	1-604-674-8052
	Access code	2656
APUC’s financial statements and management discussion and analysis (“MD&A”) are available on the web site at www.AlgonquinPowerandUtilities.com and under its issuer profile on SEDAR at www.sedar.com.
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with approximately US$9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 760,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through its ownership of, or interest in, long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity. With a team of over 2,300 talented employees, APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

For further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Caution Regarding Forward-Looking Information
Certain statements included in this news release may contain information that is forward-looking within the meaning of applicable securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. Specific forward-looking information in this document includes, but is not limited to: expectations with respect to the timing of APUC's growth plans, earnings, cash flow and dividend amounts and expectations with respect to regulatory orders relating to Liberty Empire wind energy generation projects. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent MD&A and Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms Adjusted Net Earnings, Adjusted EBITDA, and Adjusted Funds from Operations are used in this press release. The terms Adjusted Net Earnings, Adjusted EBITDA, and Adjusted Funds from Operations are not recognized measures under GAAP. There is no standardized measure of Adjusted Net Earnings, Adjusted EBITDA, and Adjusted Funds from Operations and consequently APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation to the nearest U.S. GAAP measure of Adjusted Net Earnings, Adjusted EBITDA, and Adjusted Funds from Operations can be found below and in the MD&A for the quarter ended September 30, 2018.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. For 2017, the one-time impact of the revaluation of U.S. non-regulated net deferred income tax assets as a result of the U.S. federal corporate income tax rate reduction from 35% to 21% enacted in December 2017 is adjusted as it is also considered a nonrecurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings. The following table shows the reconciliation of net earnings to Adjusted EBITDA exclusive of these items:

(all dollar amounts in USD millions, except per share data)	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2018	2017	2018	2017
Net earnings attributable to shareholders	$57.9	$47.7	$141.0	$102.3
Add (deduct):
Net earnings attributable to non-controlling interest, exclusive of HLBV	0.3	0.5	1.4	1.8
Income tax expense	10.7	11.7	50.6	43.7
Interest expense on Conv. Debs & acquisition financing costs	—	—	—	13.4
Interest expense on long-term debt and others	37.9	36.4	111.8	109.1
Other losses (gains)	2.0	0.6	0.4	(3.10)
Acquisition-related costs	1.0	0.8	9.6	46.7
Change in value of investment in Atlantica carried at fair value	(10.10)	—	91.9	—
Costs related to tax equity financing	—	1.0	—	1.4
Loss on derivative financial instruments	0.7	—	0.9	1.2
Realized loss on energy derivative contracts	—	—	—	(0.60)
Loss (gain) on foreign exchange	0.3	2.1	(0.80)	(0.90)
Depreciation and amortization	63.5	56.9	196.9	182.1
Adjusted EBITDA	$164.2	$157.7	$603.7	$497.1

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings. The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

(all dollar amounts in U.S. $ millions, except per share data)	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2018	2017	2018	2017
Net earnings attributable to shareholders	$57.9	$47.7	$141.0	$102.3
Add (deduct):
Loss on derivative financial instruments	0.7	—	0.9	1.2
Realized gain on derivative financial instruments	—	—	—	(0.60)
Other losses (gains)	0.3	0.6	(1.10)	(3.00)
Loss (gain) on foreign exchange	0.3	2.1	(0.80)	(0.90)
Interest expense on Conv. Debs & acquisition financing costs	—	—	—	13.4
Acquisition-related costs	1.0	0.8	9.6	46.7
Change in value of investment in Atlantica carried at fair value	(10.10)	—	91.9	—
Costs related to tax equity financing	—	1.0	—	1.4
Adjustment for taxes related to above	(0.40)	(0.20)	0.1	(2.50)
Adjusted Net Earnings	$49.7	$52.0	$241.6	$158.0
Adjusted Net Earnings per share[1]	$0.10	$0.13	$0.52	$0.41
1	Per share amount calculated after preferred share dividends.

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S. GAAP. The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

(all dollar amounts in USD millions)	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2018	2017	2018	2017
Cash flows from operating activities	$131.5	$98.4	$361.7	$210.6
Add (deduct):
Changes in non-cash operating items	(4.80)	5.1	35.4	78.7
Production based cash contributions from non-controlling interests	—	—	13.9	7.9
Interest expense on Conv. Debs & acquisition financing costs[1]	—	—	—	7.2
Acquisition-related costs	1.0	0.8	9.6	46.7
Reimbursement of operating expenses incurred on joint venture	—	—	1.0	—
Adjusted Funds from Operations	$127.7	$104.3	$421.6	$351.1
1 Exclusive of deferred financing fees of $6.2 million in 2017.